SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  October, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REFERS BP PROFITEERING AT
BELFAST

CITY
 AND
PRESTWICK

AIRPORTS
 TO
UK
 OFT
AIR BP IMPOSES MONOPOLY COST INCREASES OF
OVER 50% TIMES INFLATION

Ryanair, Europe's largest low fares airline, today (
Thursday,
16
th
 October 2008) called on the UK's Office of Fair Trading (OFT) to investigate Air BP's unjustified attempts to impose monopoly increases of over 50% on the delivery cost of aviation fuel at Belfast City and Glasgow Prestwick airports - when inflation is less than 5%. Air BP has a complete monopoly at both of these airports.

Ryanair has written to Air BP to request an explanation for these rapacious increases but Air BP has refused to provide any valid justification, claiming that the increases are due to "the rising cost of oil" (from which the BP already makes massive profits), among other baseless excuses. At a time when the oil companies are making billions in profits each week from record high oil prices, delivery charges should actually be reducing
, not increasing (
by over ten times the rate of inflation).

Ryanair has called on the OFT to take immediate action against this blatant profiteering and abuse of monopoly by Air BP.

Ryanair's Director Legal and Regulatory Affairs, Jim Callaghan, said:

"This is the kind of blatant abuse of a monopoly position that the OFT was established to deal with. Air BP has a complete monopoly on the supply of aviation fuel at these airports and is abusing this position to unilaterally impose over 50% cost increases (over 10 times the rate of inflation) for the delivery of aviation fuel. This abuse comes at a time when BP and the other oil majors are making record billion pound profits at the expense of the aviation industry, which is currently in crisis. Despite repeated requests, Air BP has failed to provide any valid justification for the se inflation busting increases.

"Of the 150 airports at which Ryanair currently operates to, Belfast City and Prestwick are the only two airports where Air BP has a complete monopoly and where they are subjecting users to this kind of profiteering at a time of record oil prices and oil company profits.

"We are therefore calling on the OFT to take immediate action against Air BP and prevent them from imposing these abusive and unjustified increases. At a time of recession, when consumer confidence is collapsing, this kind of blatant abuse by a massively profitable oil company cannot be accepted.

"Belfast City Airport has made it known to us that if AirBP and Ryanair are unable to agree on pricing, then they will be looking at introducing alternative suppliers.
The

airport has told
us
that there has been no increase in infrastructure costs imposed by the airport nor has there been expenditure on any facilities which justifies this cost increase
".

Ends

Thursday, 16
th
 October 2008

For further information
Please contact:
Stephen McNamara

Pauline McAlester
Ryanair

Murray Consulta
nts
Tel: 00 353 1 812 1271

Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:   16 October 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director